UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TSR, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872885-10-8

(CUSIP Number)

Steven A. Fishman

Proskauer Rose LLP

1585 Broadway

New York, New York 10036

(212) 969-3025

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP NO. 872885-10-8
1.	Names of Reporting Persons. Joseph F. Hughes I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒
(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	146,984

	8. Shared Voting Power	716,189

	9. Sole Dispositive Power	146,984

	10. Shared Dispositive Power	716,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	863,173

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	42.8%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP NO. 872885-10-8
1.	Names of Reporting Persons. JW Hughes Family, LLC I.R.S. Identification Nos. of above persons (entities only) 90-0640274

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒
(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

	8. Shared Voting Power	716,189

	9. Sole Dispositive Power

	10. Shared Dispositive Power	716,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	716,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	35.5%

14.	Type of Reporting Person (See Instructions)	OO

This Amendment No. 3 to Schedule 13D, which is filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), amends and supplements the original Schedule 13D, dated May 28, 1996 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, dated January 30, 1998 and Amendment No. 2 to Schedule 13D, dated December 29, 2010, which were filed with the Securities and Exchange Commission on behalf of Joseph F. Hughes (“Mr. Hughes”) and JW Hughes Family LLC (the “Family LLC” and together with Mr. Hughes, the “Reporting Persons”) with respect to the ownership of common stock, $0.01 par value, of TSR, Inc., a Delaware corporation (“Common Stock”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On December 30, 2010, Mr. Hughes and his spouse made bona fide gifts of a total of 55,660 units of ownership interests in the Family LLC for no consideration and the Family LLC admitted the recipients of such interests as members therein. By virtue of the recipients’ pecuniary interest in the Family LLC, the recipients indirectly own 55,600 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) Mr. Hughes is considered the beneficial owner for purposes of Section 13(d) of the Exchange Act of 863,173 shares of Common Stock, of which 609,355 shares of Common Stock are held by the Family LLC, representing 42.8% of the total amount of outstanding shares of Common Stock of 2,019,091.

(b) Mr. Hughes has the sole power to vote and sole power to dispose of 146,984 shares of Common Stock. Mr. Hughes and the Family LLC have shared power to vote and shared power to dispose of 716,189 shares of Common Stock. Mr. Hughes disclaims beneficial ownership of Common Stock held by the Family LLC except to the extent of his pecuniary interest therein. Winifred Hughes, Mr. Hughes’ wife, has sole power to vote and sole power to dispose of 800 shares of Common Stock and the pecuniary interest in 106,834 shares of Common Stock owned by the Family LLC. Mr. Hughes disclaims beneficial ownership of said shares of Common Stock which are beneficially owned by Winifred Hughes.

(c) Each transaction in shares of Common Stock by the Reporting Persons since the filing of the last Schedule 13D is presented below:

Date	Number of Shares Disposed Of	Price Per Share
12/30/10	55,660	$0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2011	/s/ Joseph F. Hughes
Joseph F. Hughes

JW HUGHES FAMILY LLC

/s/ Joseph F. Hughes
Name: Joseph F. Hughes
Title: Manager